November 3, 2004


Via Facsimile (404) 572-6999 and U.S. Mail

Katherine M. Koops, Esq.
Powell, Goldstein, Frazer & Murphy
191 Peachtree Street, N.E., 16th Floor
Atlanta, GA  30303

RE:	Georgian Bancorporation, Inc.
      Revised Schedule 13E-3; file no. 5-80014
      Revised Schedule 14A; file no. 0-50717
      Filed October 22, 2004

Dear Ms. Koops:

      We have the following comments on the above-referenced filings.

Schedule 14A

Alternatives Considered, page 9

1. We note your revisions in response to prior comment 8. On a supplemental basis, please provide support for your belief that "shareholders of banks do not typically receive the maximum value of their investment in a sale of an institution if it carries excess capital."

Background of the Reorganization, page 11

2. Revise the third paragraph on page 12 to elaborate on the "various cash-out thresholds" that Mr. Ekern considered and the conclusions he made about their effects.

Reasons for the Reorganization, page 12

3. Disclose in more detail how the company derived the $86,000 figure associated with management and staff time.

Recommendation of the Board of Directors; Fairness of the Reorganization, page 22

4. Revise the first paragraph under this section and the fourth full paragraph on page 23 to have the board separately address whether or not the transaction is fair to unaffiliated shareholders who will retain their interest in the company from those who will not. See prior comment 17.

Determinations by Interim and Other Filing Persons, page 28

5. For purposes of Item 8 of Schedule 13E-3 and 1014 of Regulation M-A, Interim and the Other Filing Persons must make their own fairness determinations and state whether or not the transaction is substantively and procedurally fair to unaffiliated shareholders, including both those who will receive cash and those who will retain their shares after the merger. For purposes of their fairness determinations, the filing persons may not simply reference the board`s conclusion. However, the filing persons may specifically adopt the board`s analyses and conclusions underlying its fairness determination to the extent they are relying on them. Please revise accordingly.

Opinion of Independent Financial Advisor, page 28

6. Revise the disclosure under "Market Approach" to briefly explain why the advisor considered the selected transactions to be sufficiently comparable given that none of them were going private transactions. See prior comment 29.

7. We note your revisions explaining why the advisor calculated fair value on a fully diluted basis. Please revise to add that the fair value on a per share basis would have been higher than the $15.00 per share that shareholders will receive in the merger if the advisor had not performed the analysis on a diluted basis.

Closing Information

      As appropriate, please revise the proxy materials and
Schedule 13E-3 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. You should include a letter responding to each comment, noting the location of the change in the revised material. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. In the absence of such response, we assume you will comply with staff comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments.

      Direct any questions to me at (202) 942-1797. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


						Sincerely,


						Michele M. Anderson
						Special Counsel
						Office of Mergers and
						Acquisitions